Exhibit 99.1

Achilles Therapeutics Receives Nasdaq Deficiency Notice Regarding Minimum Bid Price Requirement

- Achilles ADSs will continue to trade on the Nasdaq Global Select Market at this time, and the

Company’s operations are not affected by the receipt of the Notice -

London, UK 17 May 2024 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors, today disclosed that the Company received notice on May 16, 2024 from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not currently in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s American Depositary Shares (the “ADS”) on the Nasdaq Global Select Market, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 days, or until November 12, 2024 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Company’s ADSs meet or exceed $1.00 per ADS for at least ten consecutive business days.

The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s ADSs, and its ADSs will continue to trade on The Nasdaq Global Select Market under the symbol “ACHL” at this time. The Company intends to monitor the closing bid price of its ADSs and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance by the Compliance Deadline, the Company may be afforded an additional 180 calendar day period to regain compliance.

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Investors:

Lee M. Stern

Meru Advisors

lstern@meruadvisors.com

Media:

ICR Consilium

Sukaina Virji, Tracy Cheung, Dylan Wilks

+44 (0) 203 709 5000

achillestx@consilium-comms.com

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